Westpac Banking Corporation

575 Fifth Avenue, 39th Floor

New York, NY 10017-2422

October 12, 2010

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westpac Banking Corporation
Form 20-F for the Fiscal Year Ended September 30, 2009
Filed November 13, 2009
File No. 001-10167

Dear Ms. Blume:

We are writing to respond to your letter, dated August 27, 2010 (the “Comment Letter”), setting forth the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac Banking Corporation’s (“Westpac”) Form 20-F for the fiscal year ended September 30, 2009 (File No. 001-10167) filed with the Commission on November 13, 2009 (the “Form 20-F”).

For your convenience, the Staff’s comments on the Form 20-F have been reproduced below in bold text and are followed by our responses to the comments in plain text.

Review of Group Operations

Asset quality, page 85

1.              It appears that you provided the table on page 85 for the purpose of complying with the requirements of Item III.C.1 of Industry Guide 3.  Your presentation may be confusing to readers as the classifications in this table do not appear to accurately represent how you classify these loans under IFRS.   For example, based on footnote (1) to the table you appear to have classified certain assets as nonaccrual for SEC reporting purposes but for accounting purposes you continue to accrue interest income on such assets.  We recognize that the categories and classifications specified by Guide 3 are heavily influenced by U.S. banking regulation and that some categories and classifications may not be the most relevant in understanding your operations.  Therefore, we will generally accept alternative classifications and presentation formats that provide information substantially similar to that specified by Guide 3.   Accordingly, please revise your future filings to provide disclosure that you believe substantially complies with the requirements of Guide 3 while at the same time reflects the classifications most relevant to how you evaluate the credit quality of your loan portfolio.

As requested, we will revise our future fillings to provide disclosures we believe substantially comply with Guide 3 while reflecting the classifications most relevant to how we manage credit quality in our loan portfolio. In this regard, based on the Staff’s comments, we will change the “nonaccrual” classification to “non-performing loans” in the loan quality table on page 85 and in Note 28.2.10 Non-performing loans in our next filing on Form 20-F. See Attachment 1 for an example of this proposed disclosure.

2.              As a related matter, please clarify for us and in your future filings your accounting policy for recognizing interest income on loans that are not performing in accordance with their contractual terms as follows:

•                  Clarify whether under your policy once a loan is identified as nonperforming or impaired the accrual of interest in accordance with the contractual terms of the loans is discontinued;

•                  If true, clarify whether the interest income recognized on impaired loans represents the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan; and

•                  Disclose how cash receipts on impaired loans are recognized (e.g., reduction of principal or interest income)

Our revenue recognition accounting policy on interest income, included in Note 1.b.(i) on page 128, states that “interest relating to impaired loans is recognised using the loan’s original effective interest rate.  This rate is also used to discount the future cash flows for the purpose of measuring impairment charges”.

Under this policy interest is accrued on all impaired loans using the original effective interest rate based on the net carrying value of the loan. The net carrying value of impaired loans reflects any impairment losses. Accordingly, we confirm that interest income recognised on impaired loans represents the accretion of the net present value of the ‘impaired’ loan (not the original contractual amounts) due to the passage of time based on the original effective interest rate of the loan. For loans that have been impaired this method results in cash receipts being apportioned between interest and principal.

We will clarify our policy in future filings, beginning with our next filing on Form 20-F, that interest relating to impaired loans is recognised using the loan’s original effective interest rate based on the net carrying value of the impaired loan. This rate is also used to discount the future cash flows for the purposes of measuring impairment charges. See Attachment 2 for an example of this proposed disclosure.

3.              We note that you present certain asset quality ratios in the table on page 85, one of which is “total impairment provisions to total impaired assets.”  We are unclear as to what this ratio represents as the impairment provisions used in the numerator (A$1.4 billion-2009) do not reconcile to either your total provisions for impairment charges (A$4.7 billion - 2009) or your individually assessed provisions (A$1.2 billion — 2009).  Please revise your future filings to clarify.

The ratio represents the total impairment provisions on impaired loans to total impaired loans. Impaired loans can have either an individually assessed provision or a collectively assessed provision depending on whether the loan is considered individually significant (See Note 1.f.(i) on page 131). Therefore the numerator in the ratio “total impairment provisions to total impaired assets” includes all the individually assessed impairment provisions plus the proportion of collective provisions that relate to the impaired loans.

The total collectively assessed provisions in the table on page 85 of A$3,506 million, comprises A$254 million that relate to the impaired loans and A$3,252 million that relate to loans not classified as impaired. We will revise the description of the ratio to indicate that the ratio relates only to impairment provisions on impaired loans and include additional disclosure in our future fillings beginning with our next filing on Form 20-F to clarify how the ratio is calculated. See Attachment 1 for an example of this proposed disclosure.

4.              We note that certain of your asset quality ratios disclosed in the tables on pages 68 and 85, including “total provisions to gross loans” and “collectively assessed provisions to non-housing performing loans”, include the Australian Prudential Regulation Authority (APRA) required capital deduction above A-IFRS provisioning levels.  Please respond to the following:

•                  Tell us the nature of this additional provision to comply with APRA requirements and how the additional amount is calculated;

•                  Clarify whether this additional provision is included in the A-IFRS financial statements;

•                  Tell us the time period that you are subject to the APRA capital deductions guidelines; and

•                  Tell us whether any additional changes to your methodology or calculation of the provisions are expected as a result of discussions/requirements of the APRA.

The APRA requirement is that the amount, if any, by which the general reserve for credit losses determined for regulatory reporting purposes exceeds the IFRS provision for impairment charges is deducted from Tier 1 capital for purposes of determining regulatory capital.

APRA requires the general reserve for credit losses to include incurred credit losses and estimated future credit losses extending over the life of the individual facilities in the loan portfolios.

The regulatory capital deduction, if any, is not reflected in our IFRS financial statements as it is not a provision calculated in accordance with IAS 39. For so long as we hold a banking licence in Australia we will be subject to the APRA regulatory capital requirements. As such we expect to always be subject to APRA’s capital deduction requirements. However, the provisions included in our financial statements are determined in accordance with IFRS and are not influenced by any discussions with APRA.

In the future we will calculate these ratios using only IFRS based provisions.

Financial statements

Income statements, page 122

5.              We note that the presentation of “impairment charges” on the face of your income statement appears to represent impairment provisions on your loan portfolio only.  Your income statement presentation may be confusing to readers as it is not clear that this line item does not actually reflect all impairment charges that may have been recorded (e.g., those related to goodwill, intangibles or available-for-sale investments).  In the interest of transparency, please revise your future filings to either include all impairment charges in this line item or re-label it so that it clearly reflects the type of impairment charges being captured.

In future filings we will re-label this line item to “impairment charges on loans”.

Notes to the financial statements

Note 1 — Summary of significant accounting policies

(vii) Securities borrowed or lent and repurchase or reverse repurchase agreements, page 141

6.              We note your disclosure that securities subject to borrowing or lending are ordinarily not derecognized from the balance sheet as the risks and rewards of ownership remain with the initial holder.  We also note your disclosure that securities delivered under repurchase agreements are conducted on a collateralized basis.

•                  Please tell us and revise your future filings to clearly disclose whether you have derecognized any securities delivered under lending or repurchase agreements;

•                  If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment.  Also, revise your future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.

We have not derecognised any securities delivered under lending or repurchase agreements. As requested, we will remove the word “ordinarily” from our future disclosures on securities subject to borrowing or lending so that it is clear that we have not derecognised any such securities, beginning with our next filing on Form 20-F. See Attachment 3 for an example of this proposed disclosure.

Note 12 — Provisions for impairment charges, page 161

7.              We note that you appear to have made additions to both your individual and collectively assessed provisions for impairment charges as a result of the St. George merger.  Please tell us how you determined that the carryover or creation of a valuation allowance related to loans acquired in a business combination was appropriate considering the guidance in paragraph B41 of IFRS 3.  To the extent that these provisions reflect additional credit deterioration since the acquisition date, please explain how credit risk was captured in your initial fair value determination.

The business combination with St.George was completed in November 2008 and has been accounted for under IFRS 3 as issued in March 2004 (“IFRS 3 (2004)”). The cited guidance in paragraph B41 was introduced for the first time when IFRS 3 was revised in 2008 (“IFRS 3R”). The revised guidance applies to business combinations entered into by Westpac after 1 October 2009. Westpac did not elect to apply it early.

Prior to IFRS 3R, guidance was not clear on this point and under IFRS 3 (2004), we believe it was an accepted practice to record acquired loans “gross” with separate disclosure of the amount of acquired valuation allowances, termed “additions through merger”, in the movement in the consolidated provision for impairment charges. We also believe that this is reflective of the guidance in paragraph B16c of IFRS 3 (2004) which states, in part, that “the acquirer shall use the present values of amounts to be received, determined at appropriate current interest rates, less allowances for uncollectability and collection costs, if necessary”. This point was subject to a lot of debate and different views were expressed when IFRS 3R was developed (refer to paragraphs BC252 to 255 in IFRS 3R) evidencing that there were accepted alternative views.

The additions through merger do not reflect additional credit deterioration post the acquisition date. Rather, they reflect Westpac’s estimate of the incurred credit losses at the date of acquisition.

Note 28 — Financial risk, page 198

8.              We note that you present certain information about the credit quality of your financial assets, and in particular your loan portfolio, in sections 28.2.6 — 28.2.9 of this footnote.  Throughout these disclosures you have segregated your loan portfolio into two classes — loans for consumer purposes and loans for business purposes.  Please tell us what consideration you gave to further segregating your loan portfolio into additional classes given the varying risk characteristics of the loans included within each class.  Refer to paragraphs B1-B3 of IFRS 7.

The disclosures in section 28.2.6 through 28.2.9 of Note 28 address the credit quality of our financial assets and accordingly the classes we selected for our loan portfolio align with the different approaches we have to managing credit risk. Loans to consumers are program managed and credit risk is evaluated on a portfolio basis, taking into consideration emerging trends such as delinquencies. Loans to businesses are transaction managed, impairment is evaluated through monitoring and reviewing allocated risk grades and impairment is evaluated on an individual basis.

When implementing IFRS 7 Financial Instruments Disclosures, we considered aligning our disclosures where possible with the risk disclosures required by Basel II Pillar 3. However, we believe that the significant number of loan categories applied in Pillar 3 disclosures would not provide more useful information to users of our consolidated financial statements.

9.              Paragraph 37 (c) of IFRS 7 requires disclosure of the collateral underlying secured financial assets and an estimate of their fair value, unless impracticable.  We note your disclosure on pages 216 and 218 that it has not been practicable to determine the fair value of collateral held against loans for consumer and business purposes.  These disclosures appear to be inconsistent with your accounting policy as disclosed on page 134 which states that the calculation of the present value of estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.  Please provide us with more clarity around how estimated liquidation proceeds from collateralized financial assets are factored into your impairment measurements and explain how you considered the guidance in paragraph AG84 of IAS 39 when developing your calculation of the present value of estimated future cash flows.

We believe that the disclosure on page 216 is appropriate as this relates to financial assets that are past due, but not classified as impaired. The IFRS definition of past due includes any assets for which a contractual payment is outstanding at the reporting date. There are a large number of reasons that at a point in time a contractual payment may be outstanding and this can vary considerably between customers from month-to-month. Being past due by itself does not result in us updating our view of the current value of collateral unless we believe that there are other indicators of potential default.

As noted below our collateral management of impaired assets depends on whether the impaired loans are to consumers or to businesses. In future fillings we will revise the description of the table on page 218 regarding the value of collateral held in respect of impaired financial assets to reflect that where appropriate it is subsequently remeasured in accordance with the our credit policies. See Attachment 4 for an example of this proposed disclosure.

Our collateral management practice depends on whether loans are to consumers or to businesses. For secured consumer loans (e.g. residential housing), we obtain the value of collateral at the date of origination. Collateral values are updated if the borrower subsequently seeks an increase in the loan or on a regular basis where the loan is considered higher risk (for example mortgage loans that are not insured and the loan to value ratio exceeds 80%).

For secured business loans, the value of business asset collateral (e.g. receivables) and real estate collateral held as security are obtained at the date of origination. Estimated realisable value of business asset collateral is updated on the periodic receipt of customers’ updated financial information and real estate collateral values are updated at least every three years.

We believe that the following processes we apply in respect of impaired loans are consistent with the guidance in paragraph AG84 of IAS 39. When a consumer or business loan is identified as impaired, we make a determination as to whether or not it is necessary to establish an individually assessed provision (IAP) and the extent any required IAP requires the estimation of future cashflows based on the expected realisable value of collateral held, the costs of security realisation and estimates of the timing of the expected future cashflows. For impaired secured consumer loans, the value of collateral held as security is re-evaluated wherever enforcement of a mortgage sale is imminent. For impaired secured business loans, the value of all collateral held as security is re-evaluated for the purposes of determining the need to establish an IAP and quarterly thereafter.

Note 29 — Fair values of financial assets and liabilities, page 233

10.       We note that the majority of your financial assets and liabilities measured at fair value are valued using valuation techniques which may include discounted cash flow analysis, option pricing models and other techniques commonly used by market participants.   Given the multitude of financial instruments carried at fair value and the varying degrees of complexity associated with valuing such instruments, please revise your future filings to disclose the valuation methods and assumptions used in determining the fair value for each class of financial instrument pursuant to the guidance in paragraph 27 of IFRS 7.

We will include additional disclosure in our future filings regarding the calculation of fair values of financial instruments using valuation techniques, describing the valuation methods and assumptions used by class of financial instruments. See Attachment 5 for an example of this proposed disclosure.

11.       We note your disclosure on page 132 that the fair values of derivative instruments include credit valuation adjustments that reflect either counterparty or own credit risk.  Please revise your future filings to disclose how such credit valuation adjustments are determined.  In this regard, please also discuss how you monitor your counterparty credit exposure to monoline financial guarantors.

We will include additional disclosure in our future filings on how credit valuation adjustments are determined. See Attachment 5 for an example of this proposed disclosure. We also wish to advise the Staff that we have immaterial exposure to monoline financial guarantors. We actively monitor exposures to monoline financial guarantors through our exposure management systems, with approval required from senior Credit Officers before any additional exposure is incurred.

Note 30 — Derivative financial instruments, page 238

12.       It appears that your credit derivatives are included within the “Equities and credit” line item in the table on page 240.  In the interest of transparency, please revise your future filings to separately disclose your credit derivatives in terms of protection purchased and protection sold.  Please also consider disclosing in future filings the extent to which such derivative activity was for the following purposes:

•                  Providing default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;

•                  Creating new credit exposure for your own trading purposes;

•                  Reflecting credit exposures taken for the benefit of your clients; and

•                  Providing an offset to credit exposure taken for the benefit of clients.

In future filings we will separately disclose credit derivatives in terms of protection purchased and protection sold.  Also in future filings we will provide additional disclosure regarding the purpose of our credit derivative activity. See Attachment 6 for an example of this proposed disclosure.

13.       As a related matter, please revise your future filings to discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased.  Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

In future filings our disclosures will be revised to include details of the types of counterparties that protection has been purchased from or sold to. See Attachment 6 for an example of this proposed disclosure.

Note 44 — Merger with St. George Bank Limited, page 275

14.       We note that you acquired loans with a fair value of A$120.2 billion from St. George Bank Limited.  We were unable to locate the disclosures required by paragraph B64(h) of IFRS 3 with respect to these acquired receivables.  Please revise your future filings to provide the required disclosures or advise us as to where such disclosures are located in your filing.

As noted in our response to comment 7, our accounting for, and disclosure of, the St.George acquisition was carried out in accordance with IFRS 3 (2004). The paragraph B64 (h) disclosures were introduced for the first time when IFRS 3 was revised in 2008 and therefore only apply to business combinations entered into by Westpac after 1

October 2009. The business combination with St.George was completed in November 2008.

*   *   *   *

Westpac acknowledges that:

•                  Westpac is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•                  Westpac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to the foregoing, please do not hesitate to contact me at +61 2 8253 3810 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Sincerely,

Westpac Banking Corporation

By:	/s/ Peter King
Peter King
General Manager Group Finance
(Principal Accounting Officer)

cc:	Paddy Rennie, Westpac Banking Corporation
Alan H. Paley, Debevoise & Plimpton LLP

Attachment 1
(SEC comment 1 and 3)	Review of Group operations

Loan quality

	2010	2009	2008	2007	2006
As at 30 September	$m	$m	$m	$m	$m
Impaired loans
Non-performing loans:
Gross	—	3,526	1,059	423	411
Impairment provisions	—	(1,308)	(438)	(159)	(167)
Net	—	2,218	621	264	244
Restructured loans:
Gross	—	71	6	4	22
Impairment provisions	—	(26)	—	—	(10)
Net	—	45	6	4	12
Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross	—	173	112	113	88
Impairment provisions	—	(148)	(97)	(107)	(80)
Net	—	25	15	6	8
Net impaired loans	—	2,288	642	274	264
Provisions for impairment on loans and credit commitments
Individually assessed provisions	—	1,228	413	148	164
Collectively assessed provisions	—	3,506	1,761	1,410	1,194
Total provisions for impairment on loans and credit commitments	—	4,734	2,174	1,558	1,358
Loan quality
Total impairment provisions for impaired loans to total impaired loans(1)	—	39.3%	45.4%	49.2%	49.3%
Total impaired loans to total loans(2)	—	0.81%	0.37%	0.20%	0.22%
Total provisions for impairment on loans and credit commitments to total loans(2),(3)	—	1.01%	0.69%	0.61%	0.63%
Total provisions for impairment on loans and credit commitments to total impaired loans	—	125.6%	184.8%	288.5%	260.7%
Collectively assessed provisions to non-housing performing loans(3)	—	1.8%	1.1%	1.1%	1.1%

(1)   Impairment provisions relating to impaired loans includes individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans. The proportion of the collectively assessed provisions that relate to impaired loans was $## as at 30 September 2010 (2009 $254 million, 2008 $122 million, 2007 $118 million, 2006 $93 million). This sum is compared to the total gross impaired loans to determine this ratio.

(2)   Loans are stated before related provisions for impairment of loans.

(3)   Included the APRA required capital deduction (above A-IFRS provisioning levels) which formed part of the APRA termed General Reserve for Credit Losses of $14 million (pre-tax) at 30 September 2008, $128 million (pre-tax) at 30 September 2007 and nil at 30 September 2006.

Attachment 2
(SEC comment 2)	Notes to the Financial Statements

Note 1. Summary of significant accounting policies (continued)

b.               Revenue recognition

(i)            Interest income

…

Interest relating to impaired loans is recognised using the loan’s original effective interest rate based on the net carrying value of the impaired loan after giving effect to any impairment losses. This rate is also used to discount the future cash flows for the purpose of measuring impairment charges.  For loans that have been impaired this method results in cash receipts being apportioned between interest and principal.

…

Attachment 3
(SEC comment 6)	Notes to the financial statements

…Note 1. Summary of significant accounting policies (continued)…

(viii) Securities borrowed or lent and repurchase or reverse repurchase agreements

As part of its trading activities, Westpac lends and borrows securities on a collateralised basis. The securities subject to the borrowing or lending are not derecognised from the balance sheet, as the risks and rewards of ownership remain with the initial holder…

Attachment 4
(SEC comment 9)	Notes to the financial statements

28.2.9 Impaired financial assets

Financial assets assessed as impaired

… The following analysis shows the collateral coverage held in support of impaired financial assets, determined based on the value of collateral either on the date of origination or subsequently remeasured in accordance with the Group’s credit risk management policies. A financial asset is deemed to be fully secured where the loan to value ratio (LVR) is less than or equal to 100%, partially secured financial assets have a LVR of greater than 100%. Unsecured financial assets primarily include highly rated corporate loans, credit cards and personal loans. This is summarised in the table below as at 30 September 2010:

	Consolidated			Parent Entity
	Loans -			Loans -
	housing and	Loans -		housing and	Loans -
	personal	business	Total	personal	business	Total
	%	%	%	%	%	%
Fully secured
Partially secured
Unsecured
Total	—	—	—	—	—	—

At 30 September 2009 financial assets that were deemed to be impaired can be disaggregated based on the level of collateral held:

	Consolidated			Parent Entity
	Loans-			Loans-
	housing and	Loans-		housing and	Loans-
	personal	business	Total	personal	business	Total
	%	%	%	%	%	%
Fully secured	42.9	17.0	20.9	30.9	9.4	10.9
Partially secured	20.9	31.9	30.2	1.9	40.3	37.6
Unsecured	36.2	51.1	48.9	67.2	50.3	51.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

Attachment 5
(SEC comments 10 and 11)	Notes to the financial statements

Note 28. Fair values of financial assets and liabilities

Fair valuation control framework

Westpac uses a well established Fair Valuation Control Framework to determine the fair value of financial assets and liabilities. The framework consists of policies and procedures that ensure the Group is in compliance with relevant accounting, industry and regulatory standards. This framework includes details on the approach taken with respect to the revaluation of financial instruments, independent price verification, fair value adjustments and financial reporting.

The method of determining a fair value according to the Fair Valuation Control Framework falls into one of two main approaches:

•                  Mark to market
Where the valuation uses independent unadjusted quoted market prices.

•                  Mark to model
Where valuation techniques are used to determine the valuation.

Valuation techniques often require adjustments to ensure correct fair value representation. Some of our more significant valuation adjustments include:

•                  credit valuation adjustment: Some market and model derived valuations assume similar credit quality for all counterparties. To correct for this assumption, an adjustment is employed on the majority of derivative positions which reflects the market view of both the counterparty credit risk for derivatives with a positive mark to market and recorded as assets (CVA), and for our own credit risk for derivatives with a negative mark to market and recorded as liabilities (DVA). Westpac uses a Monte Carlo simulation methodology to calculate the expected future credit exposure for all derivative exposures including inputs regarding probabilities of default (PD’s) and loss given default (LGD). PDs are derived from market observed credit spreads by reference to credit default swap (CDS) sector curves for the relevant tenors to calculate CVA, and Westpac’s CDS curve for the relevant tenors to calculate DVA. PDs are then applied to the horizon of potential exposures to derive both the CVA and DVA.

•                  bid-offer spreads adjustment: The fair value of financial assets and liabilities should reflect bid prices for assets and offer prices for liabilities. Prices are adjusted to reflect current bid-offer spreads.

•                  single currency basis risk adjustment: Currently some Westpac valuation techniques use projected cash-flows generated from standard curves. Often these standard curves do not fit the payment frequency of the valued instrument. A single currency basis risk adjustment is made to reflect the difference in payment frequency. Observed market data of single currency basis swaps is used to calculate the adjustment.

The fair values of large holdings of financial instruments are based on a multiple of the estimated value of a single instrument, and do not include block adjustments for the size of the holding.

Fair value hierarchy

Westpac categorises all fair value instruments according to following hierarchy:

•                  Quoted market price (Level 1)

This valuation technique uses recent unadjusted quoted prices for identical assets or liabilities in active markets where the price represents actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in this class are spot and exchange traded derivatives for commodities, equities, FX and interest rate products.

•                  Valuation technique using observable inputs (Level 2)

This valuation technique is used for financial instruments where quoted market prices are not available so prices are derived from standard valuation models, and inputs to these models are directly observable. The valuation techniques include the use of discounted cash flow analysis, option pricing models and other valuation techniques widely used and accepted by market participants. The financial instruments included in this category are mainly over the counter (OTC) derivatives with observable market inputs and financial instruments with fair value derived from consensus pricing with sufficient contributors. Financial instruments included in the level 2 category are trading securities including government bonds, semi-government bonds, corporate fixed rate bonds and floating rate bonds (FRNs) and derivatives including interest rate swaps, CDSs, FX swaps, equity options and FX options.

•                  Valuation technique with significant non-observable inputs (Level 3)

This valuation technique is used where at least one significant input is not observable and reliance is placed on reasonable assumptions based on market conditions. These estimates are calibrated against industry standards, economic models and observable transaction prices where possible. The financial instruments included in this class show illiquidity in the market. Some valuations rely on estimation from related markets or proxies.

Financial Instruments included in the level 3 category are trading securities including some asset backed securities and non-AUD denominated semi-government bonds.

Notes to the financial statements

Valuation techniques, valuation inputs and asset classification

A variety of valuation techniques are used to derive the fair value of each instrument. Mark to market is the preferred valuation technique for all products. However, when markets are illiquid and prices are not quoted, modelling techniques are used to derive fair value. The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

Interest rate products

•                  Exchange traded interest rate (IR) options and futures
Exchange traded IR options and futures are liquid and their prices are observable. No modelling or assumptions are used in valuation. Thus, IR options and futures are categorised as Level 1 instruments.

•                  Other interest rate derivatives
These are products with a payoff linked to interest rates; for example BBSW (Bank Bills Swap reset Rate) or Libor (London InterBank Offer Rate) or inflation rates. This category includes interest rate and inflation swaps, swaptions, caps, floors and collars, and other complex interest rate derivatives. For these instruments, as market prices are unavailable, Westpac uses valuation models to derive fair value. The models are industry standard and mostly employ a Black-Scholes framework to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark interest rates such as BBSW and active broker quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced through a consensus data provider. As such, the input parameters into the models are deemed observable, these interest rate derivatives are categorised as Level 2 instruments.

FX products

•                  FX Spot and Futures
There are observable markets for spot and futures contracts in the world’s major currencies. No modelling or assumptions are used in valuation of these instruments. These assets are categorised as Level 1 instruments.

•                  FX Swaps, Options, Forwards (outright) and other FX derivatives
FX swaps and forwards are not traded on exchanges and options, although some are traded on exchanges, are not generally liquid. FX swap and forward valuations are derived from consensus data providers. Both simple and complex derivatives are valued using industry standard models which revolve around a Black-Scholes framework. The inputs to the calculation include FX spot rates, interest rates and FX volatilities. In general, these inputs are market observable or provided by consensus data providers. Thus, FX swaps, options, forwards and other FX derivatives are categorised as Level 2 instruments.

Debt and credit market products

•                  Single Name and Index CDS
CDSs are mainly traded over the counter, therefore market prices are not always observable. Westpac uses a standard industry model to derive the fair value of CDSs. The main input the model relies on is the credit spread. Credit spreads are obtained from consensus market data providers, thus CDS single name and index are classified as level 2 assets.

•                  Government bonds, semi-government bonds, corporate bonds, commercial paper, certificates of deposit and notes
Within this category, most instruments do not have quoted market prices. Westpac uses valuation models to derive the fair value of these instruments. The valuation techniques are standard and mainly use a discounted cashflow approach. The main model inputs are observed instrument data used to derive the discount curves. Thus, Debt market products are classified as level 2 instruments.

Asset backed products

•                  Australian Residential Mortgage Backed Securities (RMBS) denominated in AUD
Australian RMBS are traded OTC, therefore trade price observability is limited. Westpac uses a model to derive the fair value of RMBS. The model follows the industry standard approach to valuing floating rate debt with prepayment features. The main inputs to the model are the trading margin and the weighted average life (WAL) of the security. These inputs are sourced from a consensus data provider. Therefore, Australian issued RMBS denominated in AUD are classified as level 2 instruments.

•                  Australian RMBS denominated in foreign currency and offshore RMBS
Despite the availability of an RMBS model in Westpac, input data for the trading margin on Australian issued RMBS, denominated in foreign currency is unreliable. Therefore, proxy data from the Australian denominated RMBS market is used to retrieve the fair value for these instruments.

For offshore RMBS, broker data is used to determine fair value. Thus, Australian issued RMBS denominated in foreign currency and offshore RMBS are classified as Level 3 instruments.

•                  Synthetic credit default obligations (CDOs)
As synthetic CDO prices are not generally available, Synthetic CDOs are valued using a model. The model uses a combination of established analytic and numerical approaches. The model calculates fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates. As some of the model inputs (e.g. correlations) are indirectly implied or unobservable, synthetic CDOs are classified as level 3 instruments.

Notes to the financial statements

•                  Cash CDOs, credit linked obligations (CLOs), and other asset backed securities (ABSs)
Cash CDO, CLO and ABS prices are obtained from broker quotes and consensus data providers. Modelling is not used in valuation as most often there is no information on the underlying asset pool. If consensus pricing data is available these are classified as level 2 instruments. Otherwise, Cash CDOs, CLOs and other ABSs are classified as level 3 instruments.

Equity products

•                  Cash equities and index
The Australian cash equity market is liquid and cash equities and index prices are listed on the Australian stock exchange. No modelling or assumptions are used in valuation. Thus, cash equities are categorised as level 1 assets.

•                  Exchange traded equity options, OTC equity options and AUD warrants
Exchange traded equity options and warrants are traded on the Australian stock exchange. However, currently there is very little liquidity in the market for these instruments. For OTC equity options there is no observable source of pricing. Therefore, industry standard models are used to value options and warrants, which are rooted in a Black-Scholes framework. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities and interest rates. In general, these input parameters are deemed observable. Thus, exchange traded equity options, OTC equity options and warrants are categorised as Level 2 instruments.

Commodity products

•                  Commodity and energy spot and futures and carbon futures
The commodity and energy spot and futures and carbon futures markets are generally liquid and instruments are listed on major global exchanges. Traded commodity and energy spot and futures include metals, agriculture, oil related, power and natural gas. No modelling or assumptions are used in the valuation of these instruments. Thus, commodity and energy spot and futures and carbon futures are categorised as level 1 instruments.

•                  Commodity, carbon and energy derivatives
Energy, carbon and commodity swaps are not traded on exchanges and options, although traded on exchanges, are not generally liquid. Therefore, market prices are not regularly observed. Westpac uses models to derive the fair value of these instruments. The models calculate the expected future value of deliveries and payments and discounts them back to a present value. The model inputs include forward curves, volatility surfaces, discount curves and underlying spot and futures prices. Most of these inputs are market observables or provided by consensus data providers. Thus carbon, commodity and energy derivatives are categorised as Level 2 instruments.

Certificates of deposits

The fair value of certificates of deposit are determined using a discounted cash flow analysis using markets rates offered for deposits of similar remaining maturities and are therefore classified as level 2 instruments.

Debt issues at fair value

Where a quoted price is not available the fair value of debt issues is determined using a discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in the applicable credit rating of Westpac. These instruments are therefore classified as level 2 instruments.

Disclosure of fair value

Due to the number of different valuation models used and the underlying assumptions made regarding inputs selected, such as timing and amounts of future cash flows, discount rates, credit risk and volatility, it is often difficult to compare the fair value information disclosed here, against the fair value information disclosed by other financial institutions.

The fair values disclosed in this note represent estimates at which the instruments could be exchanged. However, the intention is to hold many of these instruments to maturity and thus it is possible that the realised amount may differ to the amounts disclosed in the tables below…

Attachment 6
(SEC comments 12 and 13)	Notes to the Financial Statements

Note 29. Derivative financial instruments (continued)

The notional amount and fair values of derivative instruments held for trading and designated as hedges are set out in the following tables:

	Consolidated
	30 September 2010			30 September 2009
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures(1)	—	—	—	113,220	110	—
Forwards	—	—	—	77,783	28	(24)
Swaps	—	—	—	823,536	12,695	(11,640)
Options	—	—	—	32,719	155	(128)
Foreign exchange
Forwards	—	—	—	348,378	8,108	(9,565)
Swaps	—	—	—	177,559	8,260	(7,232)
Options	—	—	—	15,074	247	(220)
Commodities	—	—	—	4,674	376	(348)
Equities	—	—	—	893	126	(50)
Credit	—	—	—	29,386	459	(499)
Total held for trading derivatives	—	—	—	1,623,222	30,564	(29,706)
Fair value hedges
Interest rate
Swaps	—	—	—	12,277	210	(372)
Foreign exchange
Swaps(2)	—	—	—	36,689	1,373	(4,051)
Total fair value hedging derivatives	—	—	—	48,966	1,583	(4,423)
Cash flow hedges
Interest rate
Futures(1)	—	—	—	766	—	—
Swaps	—	—	—	82,660	818	(1,725)
Foreign exchange
Swaps	—	—	—	6,859	219	(614)
Total cash flow hedging derivatives	—	—	—	90,285	1,037	(2,339)
Net investment hedges	—	—	—	2,886	3	(10)
Total net investment hedges	—	—	—	2,886	3	(10)
Total Derivatives	—	—	—	1,765,359	33,187	(36,478)

(1)          Futures contract fair value is settled daily with the exchange.

(2)          Included with foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

Credit derivatives

Through the use of credit derivatives, the Group is exposed to or protected from the risk of default of the underlying entity referenced by the derivative dependant on whether the Group is a purchaser or seller of the credit protection. The primary credit derivatives used by the Group are credit default swaps which are predominately executed with other financial institutions. Credit default swaps are contracts that provide for a specified payment to be made to the purchaser of the swap following a defined credit event.

Notes to the financial statements

Note 29. Derivative financial instruments (continued)

Credit derivatives are primarily entered into for the benefit of clients and to manage the risk of credit exposures in the lending portfolio. The notional amount and fair values of credit derivatives is presented in the following table:

	Consolidated			Parent
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
2010
Credit protection bought
Credit protection sold
2009
Credit protection bought
Credit protection sold